UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                          City National Rochdale Select Strategies Fund
(Name of Issuer)

                   Shares of beneficial interest
 (Title of Class of Securities)

                                                           17801L108
(CUSIP Number)

Donald Delano
City National Rochdale, LLC
400 Park Avenue
New York, NY 10022
                                    212-702-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                    September 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person. City National Rochdale, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 12,534,141 as of 9/30/20 (12,435,295 as of 11/30/20)
8 Shared Voting Power 0
9 Sole Dispositive Power 12,534,141 as of 9/30/20 (12,435,295 as of 11/30/20)
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,534,141 as of 9/30/20 (12,435,295 as of 11/30/20)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 98.0% as of 9/30/20 (99.0% as of 11/30/20)
14	Type of Reporting Person (See Instructions) IA

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the "Amendment") relates to shares of beneficial interest (“Shares”) of City National Rochdale Select Strategies Fund a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company (the “Issuer”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 17, 2020 (as amended, the "Schedule 13D").  Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as set forth below.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.

The Reporting Person disclaims beneficial ownership (within the meaning of Rule 16a-1(a)(2) under the Act) of the Shares reported herein except to the extent of its or his pecuniary interest therein.

(c)  The following table lists transactions in the Shares purchased or sold by the Reporting Person on behalf of separately managed accounts during the period required to be reported herein:

Transaction	Date	No. Shares	Price Per Share
Redemptions of Shares	08/28/2020	71,335.28	11.11
Redemptions of Shares	11/23/2020	146,380.42	11.58
Purchases from Fund	12/18/2020	16,307.16	11.59
Purchases from Fund	12/28/2020	574,339.11	11.59

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2021

CITY NATIONAL ROCHDALE, LLC

By:  /s/Donald Delano
Name: Donald Delano
Title:   Chief Compliance Officer